Morgan, Lewis & Bockius LLP
One Federal Street
Boston, MA 02110

June 8, 2015

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Hawaiian Tax-Free Trust (File Nos. 2-92583 and 811-4084)
Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of our client, Hawaiian Tax-Free Trust (the “Registrant”), a Massachusetts business trust, we enclose herewith pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, and Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), a preliminary copy of each of the notice of annual meeting, notice of special meeting, joint proxy statement and forms of proxy to be used in connection with the annual meeting and the special meeting of shareholders of the Registrant, to be held on October 1, 2015.

The purpose of the meetings to which the enclosed materials relate is to solicit shareholder approval of the following proposals:

1.	With respect to the annual meeting of shareholders: (i) to elect Trustees of the Registrant; and (ii) to ratify the selection of the Registrant’s independent registered public accounting firm; and

2.
With respect to the special meeting of shareholders: (i) to approve proposals related to the adoption of an amended and restated declaration of trust; and (ii) to approve changes to the Registrant’s fundamental investment policies

The proposals presented in the enclosed proxy materials are substantially similar to the proposals presented in the definitive proxy materials filed for Aquila Municipal Trust (File Nos. 33-01857; 811-04503) and Aquila Funds Trust (File Nos. 2-79722; 811-03578) on June 21, 2013.  The proposals presented in the enclosed proxy materials reflect comments provided by the Staff regarding the proposals presented in the proxy materials filed for Aquila Municipal Trust and Aquila Funds Trust.  Each of the Registrant, Aquila Municipal Trust and Aquila Funds Trust are registrants in the Aquila Group of Funds.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz